Principal Exchange-Traded Funds 711 High Street, Des Moines, IA 50392 515 247 5111 tel

October 28, 2020

Via EDGAR

Alison White
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
Re:    Principal Exchange-Traded Funds (the "Registrant")
File Numbers 333-201935, 811-23029
Post-Effective Amendment No. 97 to the Registration Statement on Form N-1A (the "Amendment")

Dear Ms. White,

This letter responds, on behalf of the Registrant, to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to the Amendment, which you communicated to me by telephone on October 9, 2020. The Registrant filed the Amendment with the Commission on September 2, 2020, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 97).
Re-Issued Comments to that Apply to Multiple Funds (as applicable)
With respect to the following four comments, the Staff asks that the Registrant confirm the Staff’s continued disagreement with the Registrant’s disclosure and approach on these matters.
Comment 1. The Registrant must look through to investments of underlying funds when calculating whether a Fund concentrates its investments in any industry.
Response: The Registrant respectfully submits that no revisions are required. The Registrant believes that the Funds’ current concentration policy, as disclosed in the SAI, complies with applicable legal requirements. Although we are aware of the Staff’s position expressed orally, the Registrant is not aware of any written SEC or Staff requirement to look through to an underlying fund’s holdings when determining compliance with a fund’s industry concentration limit.
Comment 2. Rather than presenting the risks in alphabetical order, please reorder them prioritize the risks that are most likely to affect the Fund’s net asset value, yield and total return. After the more prominent risks are disclosed, the Staff notes the remaining risks may be listed in alphabetical order. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response: The Registrant respectfully declines to make the requested change. The Registrant submits that the current order of the principal risks complies with the requirements of Form N-1A, which does not require a fund’s principal risks to be set forth in any particular order. Moreover, the Registrant believes investors can locate the risks more easily and compare them across funds when they are in alphabetical order. The Registrant further believes investors can easily review each Fund’s risks because, for most of the funds, the risks are succinct, only spanning one to two pages. Additionally, to aid investor understanding, the Registrant specifically discloses that the principal risks are not listed in order of significance.

Comment 3. It is never permissible to use notional value of derivatives for purposes of the Names Rule because the 80% test is an asset-based test, not an exposure test.
Response: The Registrant confirms that it is aware of the Staff’s position. However, the Registrant respectfully submits that in the Names Rule Release, the Commission noted that the language in the Names Rule was modified to focus on "investments" as opposed to "securities," and that, in appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket. (Investment Co. Act Rel. No. 24828, Jan. 17, 2001 at n. 13). Moreover, the Commission did not provide definitive guidance as to how to calculate the asset value of derivatives when it adopted Rule 35d-1.
Therefore, as disclosed, each Fund will count the notional value of a derivative for purposes of compliance with Rule 35d-1 when the Fund determines such notional value is an appropriate measure of the Fund’s exposure to investments. In the Registrant’s view, using notional value in certain instances is a better indicator of potential investment return and more accurately aligns the Fund’s name with its actual investment exposure, thereby better informing investors of what they are investing in, which is the intent of Rule 35d-1.
Comment 4. The Staff does not consider each index Fund’s benchmark index to be a “broad-based” index for use as the primary index in the performance table. Please include a primary broad-based index.
Response: The Registrant respectfully submits that each Index is an appropriate broad-based index for the Fund. Form N-1A, Item 27(b)(7), Instruction 5 defines an appropriate broad-based securities market index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Index meets this definition, as the Index is administered by an organization that is not an affiliated person of the Fund, the Fund’s investment adviser or the Fund’s distributor. The SEC has previously provided written guidance on the factors to consider in selecting an appropriate broad-based securities market index, including "the volatility, diversification of holdings, types of securities owned and objectives of the investment company." SEC Release Nos. IA-315, IC-7113 (Apr. 18, 1972). The SEC has also noted that Form N-1A "gives a fund considerable flexibility in selecting a broad-based index that it believes best reflects the market(s) in which it invests." SEC Release No. IC-19382 (Apr. 6, 1993). In the case of these Funds, each Index is uniquely relevant to investors because each Fund's objective is to provide investment results that closely correspond to the Index.
Comments to that Apply to Multiple Funds (as applicable)
Comment 5. For Funds that have changed names, please confirm that the Registrant will update the Edgar and class IDs with such new names.
Response: Confirmed.
Comment 6. For Funds that have changed names, please consider including the former name on the cover page of the filing.
Response: The Registrant will make the requested change.
Comment 7. Please confirm that index composition information will be updated in the subsequent filing.
Response: Confirmed.
Comment 8. In the Additional Information about Investment Strategies and Risks section of the prospectus, under “Emerging Markets,” consider including the definition of “developing markets” since the term is used elsewhere in that section.
Response: The Registrant will make the requested change.
Comments to that Apply to the Principal Quality ETF (formerly, Principal Price Setters ETF)
Comment 9. Please clarify what the Registrant means by “pricing power.” The Staff suggests including the definition of pricing power that was used in the Fund’s previous filings.
Response: The Registrant will make the requested change.

Please call me at 515-235-1209 if you have any questions.
Sincerely,
/s/ Britney Schnathorst
Britney Schnathorst
Assistant Counsel, Registrant